UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NATIONAL RETAIL PROPERTIES, INC.

(Name of Subject Company (Issuer))

NATIONAL RETAIL PROPERTIES, INC.

(Name of Filing Person (Offeror))

3.95% Convertible Senior Notes due 2026	637417 AA 4
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Kevin B. Habicht

Executive Vice President and Chief Financial Officer

National Retail Properties, Inc.

450 South Orange Avenue, Suite 900

Orlando, Florida 32801

(407) 265-7348

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jeffrey B. Grill, Esq.

Pillsbury Winthrop Shaw Pittman LLP

2300 N Street, NW

Washington, D.C. 20037

(202) 663-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$138,700,000	$16,103.07

*	The transaction value is estimated only for purposes of calculating the filing fee. The purchase price of the 3.95% Convertible Senior Notes due 2026 (the “Securities”), as described herein, is equal to 100% of the principal amount of those Securities. As of August 14, 2011, there was $138,700,000 aggregate principal amount of the Securities outstanding, resulting in an aggregate maximum purchase price of $138,700,000.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $116.10 per $1,000,000 of transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

As required by, pursuant to the terms of and subject to the conditions set forth in the Indenture, dated as of March 25, 1998 (the “Base Indenture”), between National Retail Properties, Inc. (formerly Commercial Net Lease Realty, Inc.), a Maryland corporation (the “Company”), and U.S. Bank, National Association (successor to Wachovia Bank National Association (formerly First Union National Bank)), a national banking association, as successor trustee (the “Trustee”), as amended and supplemented by the Seventh Supplemental Indenture, dated as of September 13, 2006 (the “Seventh Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), between the Company and the Trustee, for the Company’s 3.95% Convertible Senior Notes due 2026 (the “Securities”), this Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by the Company with respect to the right of each holder (the “Holder”) of the Securities to sell and the obligation of the Company to purchase the Securities as set forth in the Issuer Put Right Notice for 3.95% Convertible Senior Notes due 2026, dated August 15, 2011 (the “Company Notice”), and the related notice materials filed as exhibits to this Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option”).

This Schedule TO is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Items 1 through 9.

The Company is the issuer of the Securities and is obligated to repurchase all of the Securities if validly surrendered by the Holders under the terms and subject to the conditions set forth in the Put Option. The Securities are convertible into shares of common stock, par value $0.01 per share, of the Company, subject to the terms, conditions and adjustments specified in the Indenture and the Securities. The Company maintains its registered and principal executive offices at 450 South Orange Avenue, Suite 900, Orlando, Florida 32801 and the telephone number there is (407) 265-7348. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Put Option is incorporated by reference into this Schedule TO.

Item 10. Financial Statements.

(a) Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a Holder’s decision whether to surrender the Securities to the Company because (i) the consideration being paid to Holders surrendering Securities consists solely of cash, (ii) the Put Option is not subject to any financing conditions, (iii) the Put Option applies to all outstanding Securities and (iv) the Company is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

(b) Not applicable.

Item 11. Additional Information.

(a) Not applicable.

(b) Not applicable.

Item 12. Exhibits.

(a)(1)(A) Issuer Put Right Notice for 3.95% Convertible Senior Notes due 2026, dated August 15, 2011.

(a)(1)(B) Form W-9.

(a)(5) Press release issued by the Company on August 15, 2011.

3

(b) Amended and Restated Credit Agreement, dated as of May 25, 2011, by and among the Company, Wells Fargo Bank, National Association, as Administrative Agent, and a syndicate of lenders named therein (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K dated May 25, 2011 and filed with the Securities and Exchange Commission on June 1, 2011, and incorporated herein by reference).

(d)(1) Indenture, dated as of March 25, 1998, between the Registrant and U.S. Bank National Association (success to Wachovia Bank, National Association (formerly First Union National Bank)), as trustee (filed as Exhibit 4.4 to the Company’s Registration Statement on Form S-3 (Registration No. 333-132095) filed with the Securities and Exchange Commission on February 28, 2006, and incorporated herein by reference).

(d)(2) Seventh Supplemental Indenture, dated as of September 13, 2006, between the Company and U.S. Bank National Association, as trustee (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K dated September 7, 2006 and filed with the Securities and Exchange Commission on September 13, 2006, and incorporated herein by reference).

(g) None.

(h) None.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

Not applicable.

4

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NATIONAL RETAIL PROPERTIES, INC.

By:	/s/ Kevin B. Habicht
Name:	Kevin B. Habicht
Title:	Executive Vice President, Chief Financial
Officer, Assistant Secretary and Treasurer

Date: August 15, 2011

EXHIBIT INDEX

Exhibit Number	Description

99(a)(1)(A)	Issuer Put Right Notice for 3.95% Convertible Senior Notes due 2026, dated August 15, 2011

99(a)(1)(B)	Form W-9

99(a)(5)	Press release issued by the Company on August 15, 2011

99(b)	Amended and Restated Credit Agreement, dated as of May 25, 2011, by and among the Company, Wells Fargo Bank, National Association, as Administrative Agent, and a syndicate of lenders named therein (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K dated May 25, 2011 and filed with the Securities and Exchange Commission on June 1, 2011, and incorporated herein by reference)

99(d)(1)	Indenture, dated as of March 25, 1998, between the Registrant and U.S. Bank National Association (success to Wachovia Bank, National Association (formerly First Union National Bank)), as trustee (filed as Exhibit 4.4 to the Company’s Registration Statement on Form S-3 (Registration No. 333-132095) filed with the Securities and Exchange Commission on February 28, 2006, and incorporated herein by reference)

(99)(d)(2)	Seventh Supplemental Indenture, dated as of September 13, 2006, between the Company and U.S. Bank National Association, as trustee (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K dated September 7, 2006 and filed with the Securities and Exchange Commission on September 13, 2006, and incorporated herein by reference)